August 4, 2014
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Tia L. Jenkins
Myra Moosariparambil
Nasreen Mohammed

Re:	Cliffs Natural Resources Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 14, 2014
Response dated June 5, 2014
File No. 001-08944

Ladies and Gentlemen:
Cliffs Natural Resources Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 16, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).
Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the Year Ended December 31, 2013
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62
Results of Operations - Consolidated, page 65
Income Taxes, page 67
We note your responses to prior comment two from our letter dated May 22, 2014 and comment five of our letter dated March 13, 2014. In order to provide investors with greater insight into the significant benefit from the line item labeled “income not subject to tax”, please clearly label the adjustment, discuss its nature and whether you expect it to be a recurring adjustment and any significant management judgments and estimates involved with this line item. We refer you to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350. Please provide us with a draft of your proposed revised disclosure to be included in future filings.

Response:
We will revise the caption of the adjustment in future filings from “income not subject to tax” to “non-taxable interest income.” We will expand our disclosure to this item to include greater insight into the significant benefit from the line item labeled “non-taxable interest income,” to the extent applicable, consistent with the following:
“The tax benefit of the non-taxable interest income is expected to be $48.4 million for the year ending December 31, 2014. This is related to long-term intercompany loans between certain foreign subsidiaries and is a result of the difference in the tax characterization of the instruments in the United States, Australia and Canada. Interest expense is deductible by the debtors in Canada and Australia and interest income is excluded from taxable income by the creditors in the United States and Canada, resulting in an income tax benefit of $48.4 million. The adjustment is based on the terms of the intercompany loans and no significant management judgments or estimates were involved in the computation of the non-taxable interest income. The current year benefit of the intercompany loan between the United States and Canada is $27.8 million and will have no further impact on our financial results subsequent to April 27, 2014 when the terms of the loan were restructured. A benefit of $20.6 million is expected from the intercompany loan between Canada and Australia and will continue to have an impact through the year ending December 31, 2020, of which the impact will vary depending on the fluctuations in currency exchange rates.”
Item 8. Financial Statements and Supplementary Data, page 108
Notes to Consolidated Financial Statements, page 115
Note 1. Basis of Presentation and Significant Accounting Policies, page 115
We note your response to prior comment one from our letter dated May 22, 2014. Please address the following:

•
Your response states “[i]t was concluded that the control environment had adequate controls in place to prevent or detect a material misstatement.” Your response also states “the proper execution of [the Company’s] key controls in the 2013 fiscal year resulted in the detection of this issue, although not in a timely manner.” Describe in detail the specific control environment control(s) that you are referring to as being in place that would have and/or did prevent or detect the error prior to the issuance of the 2013 financial statements as part of their routine execution. In addition, tell us how you determined that you had adequate controls in place to prevent or detect a material misstatement when the key controls in place for 2013 did not detect the issue in a timely manner.

•
Given that the equity classification error was identified in the fourth quarter as part of the analysis of the dilution of a noncontrolling owner in the partnership, is it reasonably possible that if the dilution event had not occurred, or occurred subsequent to year-end, the Company would have failed to detect the error? If no, then please tell us in detail how you determined that the controls described in response to the previous bullet point were operating with sufficient precision to prevent or detect material errors.

•
You state that you evaluated your review controls over the noncontrolling interest element of your financial statements and overall controls related to consolidation noting that the detection risk of misstatement due to misapplication of accounting principles was isolated to this particular element of your financial statements. You also conclude that this financial reporting element did not indicate an unmitigated misstatement risk within your financial reporting or consolidation process. Please describe the process undertaken in reaching this conclusion.

•
Your response confirms that there was a control weakness or deficiency related to the allocation and review of the earnings attributable to noncontrolling interests, but you determined it was not so severe as to constitute a material weakness within ICFR. Please explain in greater detail how you determined the severity of the control deficiency, including a detailed description of compensating control(s) that were in place and operating at a level of precision that would prevent or detect a material misstatement.

•	Also describe any other associated control deficiencies identified in 2013.

Background:
Upon the acquisition of Consolidated Thompson in 2011, which included the acquisition of the majority interest in the Bloom Lake partnership (“Partnership”), we maintained the historical basis of the assets and liabilities of the Partnership entity to enable us to satisfy our historical reporting of the Partnership on a stand-alone basis, and recorded all adjustments to the assets and liabilities by applying the acquisition method of accounting on a separate ledger within our consolidation system. As a result, the post-acquisition activity of the operation was captured in our consolidated financial results; however, the post-acquisition effect of the fair value adjustments (e.g., inventory fair value step-up, depletion of stepped-up value of mineral reserves, etc.) was fully allocated to Net Income (Loss) Attributable to Cliffs Shareholders, rather than a portion being attributed to the noncontrolling interest. This error impacted the Company’s Statements of Consolidated Operations from May 2011 to December 2012, however, when we evaluated the error in connection with the year-end close process, management’s interpretation of the relevant US GAAP was that it would only require a reclassification between Cliffs Shareholder’s Equity and Noncontrolling Interest, both elements of Total Shareholder Equity. In the 4th quarter of 2013, as part of the review of the accounting for the dilution event that occurred with our minority partner in the Bloom Lake Mine we identified the error in our interpretation and recorded the effects of the entire error as part of our December 31, 2013 close process.
Evaluation of Error 4th Quarter 2012
Throughout 2012, the Company’s system of internal controls over financial reporting included a variety of entity-level and process-level controls designed to prevent or detect misstatements. Our management team review controls exist at the process-level to review consolidation activity at the legal entity trial balance level each reporting period. The primary control objective is to ensure the completeness and accuracy of our consolidated results, segment disclosures, and other financial information provided in our external financial reporting. As a secondary control objective, trial balance reviews are considered to be properly designed to identify a misallocation of Loss (income) attributable to noncontrolling interest. These reviews occur absent any non-routine transactions (such as dilution, impairment analysis, etc.).
As part of our December 31, 2012 year-end close process, we identified the error in failing to allocate the fair value adjustments to the noncontrolling interest, noting that $45.1 million of the fair value adjustments as of December 31, 2012 were not allocated. Although the review controls noted above operated in the context of the annual goodwill impairment testing conducted as part of the Company’s 2012 year-end procedures, the review of legal entity trial balances identified that 100% of the effect of the fair value adjustments were being allocated to the parent, rather than ratably allocated between the parent and the noncontrolling interest. The incorrect allocation of the fair value adjustments since inception was not detected in a timely manner since, as previously stated, the review controls primary objective is the completeness and accuracy of the trial balance activity. Moreover, the finalization of the purchase price allocation was not completed until the 2nd quarter 2012, establishing the baseline against which the periodic activity was evaluated.
In evaluating the potential impact of the error to our December 31, 2012 financial statements, we considered that the maximum potential amount of the error would be the total of the fair value adjustments attributable to the noncontrolling interest over the life of the mine. However, we considered the following items when evaluating that potential error amount and the residual impact to our financial statements and in the evaluation of internal controls over financial reporting:

•
Upon identification of the error in our December 31, 2012 year-end close process, there was an evaluation of historical non-routine transactions that may be susceptible to similar issues that would require reevaluation of previous accounting conclusions. Our system of internal controls contain specific controls related to the evaluation of complex, non-routine or individually significant transactions or events that require technical accounting analysis (“contract review”). Upon review of the historical population of these transactions that were analyzed as part of our ongoing contract review, we did not identify any transactions with similar facts or circumstances, related to similar US GAAP technical topics, nor did we identify any other unrelated positions that required reconsideration.

•
As the relationship of the equity attributable to the Noncontrolling interest deviated from the noncontrolling interests’ ownership percentage of 25%, as well as the expectations developed as part of the analytical review controls in place, additional analysis would be conducted (as does currently with all deviations from expectations of the reviewer) and it is reasonably possible that this misallocation would be detected as it was, despite no other compelling event or transaction.

•
As is common in our process, upon identification of an analytical review exception, an assessment of previous accounting determinations and conclusions would have been completed. Based on the historical operating effectiveness of this review and related controls, we believe it would have detected the misstatement prior to becoming material to the financial statements taken as a whole.

•
The design and operating effectiveness of our review controls over the consolidation. These process-level controls operate in conjunction with a wide array of other process-level and entity-level controls, including, but not limited to:

◦	Account balances greater than $500,000 are reconciled each period and all accounts are reconciled on an annual basis.

◦	Accounts less than $500,000 but deemed complex or subjective are reviewed or reconciled each period (i.e. reserves, other accounting estimates, intercompany activity, etc.).

◦	Preparation and review of detail financial statements, including the Statements of Consolidated Changes in Equity, with comparisons to prior periods and current year forecasts.

◦	Training, education policies and procedures at the entity level.

◦
Cross-functional transactional reviews and reviews of results versus budget and forecasts, as well as other expectations developed as matters arise throughout the reporting period (training, education, policies, cross-functional communication and analysis).

•
Other factors specific to our business also naturally limited the potential magnitude of the error in our 2012 financial statements. The acquisition of the Bloom Lake mine was the largest, approximately $4.6 billion, and last acquisition in a series of transactions, all of which were otherwise under $800 million intended to expand the Company’s resource base and project pipeline. Subsequently, as noted in our 2012 Form 10-K, the Company’s strategic focus shifted from a merger and acquisition-based strategy to one that primarily focuses on organic growth and expansion initiatives, including the further development of Phase I and the expansion of Phase II of the Bloom Lake Mine.

As a result of these factors, the Company concluded that the internal controls were operating at a level precise enough to limit the error as indicated by the detection and prospective correction of the $45.1 million adjustment and further concluded in its 2012 assessment of internal controls that the identified deficiency did not raise to the level of a material weakness.
In response to the deficiency noted in our evaluation of internal control over financial reporting, we enhanced our internal controls by reinforcing our staff’s knowledge and understanding of the provisions of FASB Accounting Standards Codification 810, Consolidation to ensure that the standard would not be misapplied in future periods (although not deemed a significant risk given the above shift in strategy and focus).
Evaluation of Error 4th Quarter 2013
In the 4th quarter of 2013, as noted in the background section above, the misevaluation of the error noted in the 4th quarter of 2012 was identified as part of the review of the accounting for the dilution event that occurred with our minority partner in the Bloom Lake Mine. When attempting to correct the allocation error that impacted the Company’s Statements of Consolidated Operations from the period of May 2011 to December 2012, our interpretation of the relevant US GAAP was that it would have been corrected through a reclassification between Total Cliffs Shareholders’ Equity and Noncontrolling Interest, both elements of Total Equity. We believe that the Company’s internal control related to the application of Staff Accounting Bulletin No. 108 - Considering the effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB No. 108”), was appropriately designed as it required us to evaluate all prior period misstatements and subject that evaluation to various levels of review. However, it was noted that the control was not operating effectively as, in practice, balance sheet only reclassifications were sometimes excluded from the analysis.

When evaluating the impact of the misapplication of US GAAP as it relates to the correction of an error on the Company’s financial statements and the corresponding evaluation of internal control over financial reporting, we had to consider the maximum potential error and the potential to not prevent or detect a material misstatement. In that evaluation, we concluded that the potential error was limited to the $45.1M error that was generated in the years ended December 31, 2011 and December 31, 2012. In reaching that conclusion, our management considered the following:

•
The incorrect allocation of the fair value adjustments to the noncontrolling interest was identified as of December 31, 2012 and the activity to be allocated to the noncontrolling interest in 2013 was properly reflected in our financial statements for the fiscal year ended December 31, 2013. Therefore, the error related to the correction of the error was limited to the prior period amounts evaluated and disclosed in the Company’s December 31, 2013 Form 10-K.

•
The design and operating effectiveness of our controls over the application of US GAAP for non-routine or complex transactions, which includes the identification of issues, researching and considering the relevant US GAAP and the creation of contemporaneous documentation, all of which is subjected to various layers of review including the Director of Accounting & Reporting and the Chief Accounting Officer. Additionally, on an as needed basis, the Company will engage outside experts to consult on specific matters.

•	The design and operating effectiveness of our review controls over the consolidation including, but not limited to:

◦	Account balances greater than $500,000 are reconciled each period and all accounts are reconciled on an annual basis.

◦	Accounts less than $500,000 but deemed complex or subjective are reviewed or reconciled each period (i.e. reserves, other accounting estimates, intercompany activity, etc.).

◦	Preparation and review of detail financial statements, including the Statements of Consolidated Changes in Equity, with comparisons to prior periods and current year forecasts.

•
We also considered the potential impact of other control deficiencies noted during our evaluation of the control environment to determine if other identified deficiencies should be considered in the aggregate with this error and there were none.

Through the consideration of these factors and the evaluation of these controls as part of our December 31, 2013 control assessment, not to mention, the Company’s strong track record in the proper application of US GAAP in a number of complex and non-routine transactions, including many elements of the Consolidated Thompson acquisition, we concluded that the potential error could not extend beyond the previously noted $45.1 million error.
Absent the dilution event, this incorrect evaluation of the correction of the error may not have been identified and corrected, however, given the existing system of internal controls as of December 31, 2012 stopped the error from growing to an amount greater than the previously noted $45.1 million, we concluded that the controls were operating at a level precise enough to prevent a material misstatement. That said, we determined an improvement opportunity existed in our controls around the evaluation of prior period misstatements on the current period financial statements. As such, as part of our December 31, 2013 year-end closing process, we began explicitly requiring that misstatements that were deemed to be balance sheet reclassifications only, be included in our detailed evaluation of the impact as promulgated in SAB No. 108.
Furthermore, in determining whether the risk of not identifying the error generated in prior periods could be material to the financial statements taken as a whole, we appropriately considered the risk factors included in management’s guidance on the evaluation and assessment of internal control over financial reporting specifically as follows:

•	The nature of the financial reporting element involved

•	The susceptibility of the asset or liability to loss or fraud

•	The subjectivity, complexity, or extent of judgment required to determine the amount involved

•	The interaction of the deficiencies

•	The possible future consequences of the deficiency
We note that in considering these factors, that the Noncontrolling Interest financial statement element presents a low risk of material misstatement. Furthermore, as noted in our response dated April 15, 2014 and our analysis of materiality from both a quantitative and qualitative perspective, this could not be material for our investors, partners, and analysts, who remain focused on sales margin, operating profit, cash flow from operations, as well as revenue and costs on a per ton basis. Additionally, when considering the financial covenants that were in effect on our revolving credit facility in 2013, the metrics were evaluated utilizing Total Equity and not individual components of shareholders’ equity.
In summary, although the correction of the financial statement error of $45.1 million that was generated from May 2011 and December 2012 was not corrected until 2013, our existing system of internal controls was operating at a level precise enough to prevent the misstatement from becoming material to the financial statements taken as a whole, as discussed above. The Company has historically demonstrated an ability to prevent and/or detect misstatements at a level of significance such that there is not a reasonable possibility that a material misstatement could exist. Therefore it was determined that the complement of controls, as well as the direct process-level controls were designed and operating effectively. The exception to this effectiveness was illustrative of a misapplication that could not have a pervasive or material effect on the financial statements and disclosures.
Responses to the Staff’s specific points:

•
Your response states “[i]t was concluded that the control environment had adequate controls in place to prevent or detect a material misstatement.” Your response also states “the proper execution of [the Company’s] key controls in the 2013 fiscal year resulted in the detection of this issue, although not in a timely manner.” Describe in detail the specific control environment control(s) that you are referring to as being in place that would have and/or did prevent or detect the error prior to the issuance of the 2013 financial statements as part of their routine execution. In addition, tell us how you determined that you had adequate controls in place to prevent or detect a material misstatement when the key controls in place for 2013 did not detect the issue in a timely manner.

For clarity, as discussed in our telephonic meeting held July 9, 2014, “control environment” was intended to refer to the totality of our controls over financial reporting rather than the COSO component referred to in its 1992 framework.
As noted above, our internal control for complex, non-routine or individually significant transactions requires the identification of issues, researching and considering the relevant US GAAP and the creation of contemporaneous documentation, all of which is subjected to various layers of review including the Director of Accounting & Reporting and the Chief Accounting Officer. Additionally, on an as needed basis, the Company will engage outside experts to consult on specific matters. Also, it involves an evaluation of the impact the event would have had on potentially similar transactions and/or the existing accounting policies and practices of the Company.

•
Given that the equity classification error was identified in the fourth quarter as part of the analysis of the dilution of a noncontrolling owner in the partnership, is it reasonably possible that if the dilution event had not occurred, or occurred subsequent to year-end, the Company would have failed to detect the error? If no, then please tell us in detail how you determined that the controls described in response to the previous bullet point were operating with sufficient precision to prevent or detect material errors.

Absent the dilution event, this incorrect evaluation of the correction of the error may not have been identified and corrected, however, given the existing system of internal controls stopped the error from growing to an amount greater than the previously noted $45.1 million, we concluded that the controls were operating at a level precise enough to prevent a material misstatement.

•
You state that you evaluated your review controls over the noncontrolling interest element of your financial statements and overall controls related to consolidation noting that the detection risk of misstatement due to misapplication of accounting principles was isolated to this particular element of your financial statements. You also conclude that this financial reporting element did not indicate an unmitigated misstatement risk within your financial reporting or consolidation process. Please describe the process undertaken in reaching this conclusion.

•
Your response confirms that there was a control weakness or deficiency related to the allocation and review of the earnings attributable to noncontrolling interests, but you determined it was not so severe as to constitute a material weakness within ICFR. Please explain in greater detail how you determined the severity of the control deficiency, including a detailed description of compensating control(s) that were in place and operating at a level of precision that would prevent or detect a material misstatement.

The following pertains to the two proceeding Staff comments:
When evaluating the impact of the misapplication of US GAAP as it relates to the correction of an error on the Company’s financial statements and the corresponding evaluation of internal control over financial reporting, we had to consider the maximum potential error and the potential to not prevent or detect a material misstatement. In that evaluation, we concluded that the potential error was limited to the $45.1M error that was generated in the years ended December 31, 2011 and December 31, 2012. In reaching that conclusion, our management considered the following:

•
The incorrect allocation of the fair value adjustments to the noncontrolling interest was identified as of December 31, 2012 and the activity to be allocated to the noncontrolling interest in 2013 was properly reflected in our financial statements for the fiscal year ended December 31, 2013. Therefore, the error related to the correction of the error was limited to the prior period amounts evaluated and disclosed in the Company’s December 31, 2013 Form 10-K.

•
The design and operating effectiveness of our controls over the application of US GAAP to non-routine or complex transactions, which includes the identification of issues, researching and considering the relevant US GAAP and the creation of contemporaneous documentation, all of which is subjected to various layers of review including the Director of Accounting & Reporting and the Chief Accounting Officer. Additionally, on an as needed basis, the Company will engage outside experts to consult on specific matters.

•	The design and operating effectiveness of our review controls over the consolidation including, but not limited to:

◦	Account balances greater than $500,000 are reconciled each period and all accounts are reconciled on an annual basis.

◦	Accounts less than $500,000 but deemed complex or subjective are reviewed or reconciled each period (i.e. reserves, other accounting estimates, intercompany activity, etc.).

◦	Preparation and review of detail financial statements, including the Statements of Consolidated Changes in Equity, with comparisons to prior periods and current year forecasts.

•
We also considered the potential impact of other control deficiencies noted during our evaluation of the control environment to determine if other identified deficiencies should be considered in the aggregate with this error and there were none.

Through the consideration of these factors and the evaluation of these controls as part of our December 31, 2013 control assessment, not to mention, the Company’s strong track record in the proper application of US GAAP in a number of complex and non-routine transactions, including many elements of the Consolidated Thompson acquisition, we concluded that the potential error could not extend beyond the previously noted $45.1 million error.
Furthermore, in determining whether the risk of not identifying the error generated in prior periods could be material to the financial statements taken as a whole, we appropriately considered the risk factors included in management’s guidance on the evaluation and assessment of internal control over financial reporting specifically as follows:

•	The nature of the financial reporting element involved

•	The susceptibility of the asset or liability to loss or fraud

•	The subjectivity, complexity, or extent of judgment required to determine the amount involved

•	The interaction of the deficiencies

•	The possible future consequences of the deficiency
We note that in considering these factors, that the Noncontrolling Interest financial statement element presents a low risk of material misstatement. Furthermore, as noted in our response dated April 15, 2014 and our analysis of materiality from both a quantitative and qualitative perspective, this could not be material for our investors, partners, and analysts, who remain focused on sales margin, operating profit, cash flow from operations, as well as revenue and costs on a per ton basis. Additionally, when considering the financial covenants that were in effect on our revolving credit facility in 2013, the metrics were evaluated utilizing Total Equity and not individual components of shareholders’ equity.

•	Also describe any other associated control deficiencies identified in 2013.
We also considered the potential impact of other control deficiencies noted during our evaluation of the control environment to determine if other identified deficiencies should be considered in the aggregate with this error and there were none.
Note 15. Income Taxes, page 179
We note your response to prior comment two from our letter dated May 22, 2014 that the basis of income not subject to tax is long-term intercompany loans. However, we are unable to find any disclosure of your long-term intercompany notes. For purposes of expanding your proposed disclosure provided in response to comment five of our letter dated March 13, 2014, please provide the following additional disclosures related to the income not subject to tax:

•	Quantify the balance of these long-term intercompany loans by jurisdiction at the balance sheet date; and

•	Provide the terms of the long-term intercompany loans, including interest rates and maturity dates. Please clarify that these amounts are not indefinitely invested in these subsidiaries

•	Provide us with a draft of your proposed revised disclosure.
Response:
We will expand our disclosure in future filings to include the balance of the long-term intercompany loans by jurisdiction and the terms of the long-term intercompany loans, to the extent applicable, consistent with the following:
“The tax benefit of the non-taxable interest income was $106.5 million for the year ended December 31, 2013 resulting in a 21.8% impact to the effective tax rate. Of this, $84.8 million or 17.3% relates to an intercompany loan between the United States and Canada the balance of which is $4.2 billion at December 31, 2013 with an interest rate of 5.8% and a maturity date of May 10, 2021. This loan was restructured on April 27, 2014 and will no longer result in an income tax benefit on the financials after this date. The remaining $21.8 million or 4.5% relates to an intercompany loan between Canada and Australia, the balance of which is $792.4 million at December 31, 2013 with an interest rate of 9.4% and a maturity date of December 31, 2020. The balances of the intercompany loans are not indefinitely invested in these subsidiaries.”

Closing Comments
In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact the undersigned at (216) 694-4395.

Very truly yours,

CLIFFS NATURAL RESOURCES INC.

By:	/s/ Timothy K. Flanagan
Timothy K. Flanagan
Vice President, Corporate Controller
and Chief Accounting Officer